May 21, 2025

Caroline Armour
President
Verizon ABS II LLC
One Verizon Way
Basking Ridge, New Jersey 07920

       Re: Verizon ABS II LLC
           Verizon Master Trust
           Post-Effective Amendment No. 2 to Registration Statement on Form
SF-3
           Filed May 7, 2025
           File Nos. 333-278415 and 333-278415-01
Dear Caroline Armour:

       We have reviewed your post-effective amendment and have the following comment.

        Please respond to this letter by amending your registration statement and/or providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 2 to Registration Statement on Form SF-3
General

1.     We note your response to prior comment 3 and the referenced disclosure.
Please
       confirm that relevant disclosure about the offer and sale of any previously retained notes, along with any associated impacts to Noteholders, will be provided in a timely manner pursuant to Item 7 of Form 10-D and/or other reports filed pursuant to the
       Securities Exchange Act of 1934, as applicable.
 May 21, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donial Dastgir at 202-551-3039 or Kayla Roberts at 202-551-3490
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Structured
Finance